

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2021

Jilliene Helman
Chief Executive Officer
MogulREIT I, LLC
10573 W Pico Blvd
PMB #603
Los Angeles, CA 90064

> **Re: MogulREIT I, LLC**
> **Post Qualification Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed June 17, 2021**
> **File No. 024-10840**

Dear Ms. Helman:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lauren B. Prevost, Esq.